EXHIBIT 12

               RATIO OF EARNINGS TO FIXED CHARGES



The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:


       Six Months
         Ended
        June 30,               Year Ended December 31,
     --------------      ----------------------------------------

     1998      1997      1997    1996     1995      1994     1993
     ----      ----      ----    ----     ----      ----     ----

     7.2X      8.4X      7.3X    8.1X 1/  6.6X 2/   7.7X     5.8X 3/


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and that portion of rental expense deemed to represent interest.

1/ The ratio for 1996 includes the gain from the sale of the Cardinals, which increased income before income taxes by $54.7 million for the year. Excluding this one-time gain, the ratio would have been 7.9X.

2/ The ratio for 1995 includes the impact of the Tampa Brewery shutdown and the reduction of beer wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6X.

3/ Includes the impact of the one-time, pretax restructuring charge of $401.3 million as a result of the company's Profitability Enhancement Program. Excluding this non-recurring special charge, the ratio would have been 7.5X.